Unaudited preliminary Full Year 2015 result highlights[1]

- Statutory net profit of $8,012 million, up 6%
- Cash earnings of $7,820 million, up 3%
  - Cash earnings in 2H15 $4,042 million, up 7% on 1H15
- Cash earnings per share of 249.5 cents, up 2%
- Cash return on equity (ROE) of 15.8%, down 57bps
- Asset quality continued to improve
  - Stressed exposures to total committed exposures (TCE) 0.99% down 25bps
  - Group mortgage +90 days delinquencies 0.42%, down 3bps
  - Impairment charges higher, largely from lower benefits from stress reduction
- Strong capital position, with APRA CET1 capital ratio around 9.4%, which will be further strengthened following completion of this Entitlement Offer
- Expect to determine a final 2015 dividend of 94 cents per share

1 All comparisons are with FY14 unless otherwise stated. All results relating to Full Year 2015 are on an unaudited preliminary basis. Components in the determination of regulatory capital are estimates and may change. These will be finalised in Westpac's FY5 results on 2 November 2015.

1 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

Unaudited preliminary Full Year 2015 cash earnings[1]

	FY14 $m	FY15 $m	Change FY15-FY14	Comments
Net interest income	13,496	**14,239**	6%	Average-interest earning assets up 6%, net interest margin flat at 2.08%
Non-interest income	6,324	**6,301**	0%	Sound growth in wealth and insurance combined with a positive impact from hedging offshore earnings were offset by higher insurance claims from severe weather events, the partial sale of BTIM in 2H15, lower performance fees and lower trading income including from the impact of derivative adjustments[2] in 1H15
Net operating income	19,820	**20,540**	4%	
Operating expenses	(8,246)	**(8,635)**	5%	Increase mostly driven by investment in initiatives supporting growth including in wealth, SME[3] and digital
Core earnings	11,574	**11,905**	3%	
Impairment charges	(650)	**(753)**	16%	Asset quality improved over the year. However, impairment charges were higher as benefits from stress reduction were lower. Direct write-offs were also higher
Tax and non-controlling interests	(3,296)	**(3,332)**	1%	Effective tax rate of 29.4%, broadly in line with FY14 (29.6%). Non-controlling interests were 12% lower following the partial sale of BTIM
Cash earnings	7,628	**7,820**	3%	

1 On cash earnings basis unless otherwise stated. 2 In 1H15 changes were made to derivative valuation methodologies, which included the first time adoption of funding valuation adjustment (FVA) to the fair value of derivatives. The impact of these changes resulted in a $122m (pre-tax) charge which reduced non-interest income. 3 Small to medium enterprise.

2 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

Cash earnings and statutory net profit reconciliation[1]

Statutory net profit

	FY14 $m	FY15 $m	Change FY15-FY14
Net interest income	13,542	**14,267**	5%
Non-interest income	6,395	**7,375**	15%
Operating income	19,937	**21,642**	9%
Operating expenses	(8,547)	**(9,473)**	11%
Core earnings[2]	11,390	**12,169**	7%
Impairment charges	(650)	**(753)**	16%
Profit before income tax	10,740	**11,416**	6%
Income tax and NCI[3]	(3,179)	**(3,404)**	7%
Net profit after tax	7,561	**8,012**	6%

Statutory net profit and cash earnings[4] adjustments

	FY15 $m
Statutory net profit after tax	8,012
Partial sale of BTIM	(665)
Capitalised technology cost balances	354
Amortisation of intangible assets	149
Acquisition transaction and integration expenses	66
Lloyds tax adjustments	(64)
Fair value (gain)/loss on economic hedges	(33)
Ineffective hedges	1
Treasury shares	1
Buyback of government guaranteed debt	(1)
Cash earnings	7,820

Cash earnings[4]

- Westpac Group uses a measure of performance referred to as cash earnings to assess financial performance at both a Group and divisional level
- Details on Westpac's cash earnings policy are outlined in Appendix 3
- Noteworthy items excluded from cash earnings this year included
  - Net profit on the partial sale and deconsolidation of BTIM
  - Reduction in capitalised technology cost balances. Following changes to the Group's technology and digital strategy, rapid changes in technology and evolving regulatory requirements a number of accounting changes have been introduced, including moving to an accelerated amortisation methodology for most existing assets with a useful life of greater than three years and writing off the capitalised cost of regulatory program assets where the regulatory requirements have changed
  - Positive tax adjustments arising from the acquisition of Australian businesses of Lloyds Banking Group

1 All financial information for FY15 is on an unaudited preliminary basis. 2 Core earnings is net profit before impairment charges and income tax expense. 3 Non-controlling interests. 4 Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS (Australian Accounting Standards). The specific adjustments outlined include both cash and non-cash items. Cash earnings is reported net profit adjusted for material items to ensure they appropriately reflect profits available to ordinary shareholders. All adjustments shown are after tax. Refer slide 10 for further details of adjustments.

3 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

# FY15 financial snapshot

| | FY14 | FY15 | Change FY15-FY14 |
|---|---|---|---|
| **Earnings**[1] | | | |
| EPS[2] | 245.4c | **249.5c** | 2% |
| Cash earnings | $7,628m | **$7,820m** | 3% |
| Return on equity | 16.4% | **15.8%** | (57bps) |
| Dividend per share (expected to determine final 2015 dividend of 94 cents) | 182c | **187c** | 3% |
| Dividend payout ratio | 74.2% | **75.4%** | 121bps |
| Expense to income ratio | 41.6% | **42.0%** | 44bps |
| Net interest margin | 2.08% | **2.08%** | 0bps |
| Net interest margin ex Treasury and Markets | 2.01% | **2.03%** | 2bps |
| Impairment charges to average loans | 12bps | **12bps** | 0bps |
| Effective tax rate | 29.6% | **29.4%** | (21bps) |

| | FY14 | FY15 | Change FY15-FY14 |
|---|---|---|---|
| **Balance sheet and growth** | | | |
| Total assets | $770.8bn | **$812.2bn** | 5% |
| Loans | $580.3bn | **$623.3bn** | 7% |
| Customer deposits | $409.2bn | **$427.1bn** | 4% |
| Customer deposit to loan ratio | 70.5% | **68.5%** | (199bps) |
| Stable funding ratio | 83.2% | **83.8%** | 68bps |
| NTA[3] per share | $11.57 | **$13.08** | 13% |
| Total committed exposures | $880.2bn | **$937.1bn** | 6% |
| Funds under management[4] | $55.1bn | **$60.1bn** | 9% |
| Funds under administration | $114.2bn | **$123.7bn** | 8% |
| Life insurance in-force premiums[5] | $792m | **$892m** | 13% |
| General insurance gross written premiums[5] | $462m | **$492m** | 6% |

1 All measures on an unaudited preliminary cash earnings basis. 2 EPS is earnings per share. 3 NTA is net tangible assets. 4 Funds under management for FY14 has been restated to exclude BTIM. 5 Data is for BTFG Australia only.

4 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

Divisional performance[1]

FY15 divisional cash earnings ($m)[2]		Change FY15-FY14	
Westpac Retail & Business Banking	2,788	8%	Cash earnings up 8% supported by a 6% increase in revenue. Disciplined balance sheet growth with loans up 6% and deposits up 7%. Net interest margins increased 7bps due to improved deposit spreads. Non-interest income largely flat. Expenses up 4%, mostly from increased investment in digital and self-service options and costs of rolling-out Westpac Live (new online platform). Expense to income ratio down 91bps to 43.3%. Asset quality improved, although impairment charges were 8% higher as benefits from stress reduction were lower. Write-offs also increased, largely due to portfolio growth
St.George Banking Group	1,688	7%	Cash earnings up 7% supported by a 7% increase in revenue. Net interest income up 7% from 8% growth in lending and a 3% rise in deposits, with margins flat over the year. Non-interest income rose 8% from higher line fees and income associated with the Lloyds acquisition. Expenses increased 4% with most of the growth due to higher investment. Asset quality improved, although impairment charges were up 19% mostly as benefits from stress reduction were lower
BT Financial Group	904	0%	Sound operating performance with FUM (excluding BTIM)[3] up 7% and FUA up 8%. Life in-force premiums up 13% and general insurance gross written premiums up 6%. Growth was offset by higher severe weather insurance claims, lower performance fees and the partial sale of BTIM
Westpac Institutional Bank	1,286	(12%)	Cash earnings down 12%. Revenue down 1% due to methodology changes to derivative valuations[4] and the impact of significant global liquidity which contributed to a 15bp reduction in margins. This was partially offset by higher financial markets income. Expenses up 10% due to higher investment, including Asia. Impairment benefit was $96m lower as benefits from stress reduction were lower
Westpac NZ (in A$)	851	8%	6% increase in cash earnings in NZ$. In NZ$ revenue up 7%, supported by a 7% growth in lending, deposits up 5% and a 4bp rise in margins. Expenses were up 6% from investment to support the launch of Westpac One (new online platform) and costs associated with the launch of the new reward credit card. Asset quality improved, however, impairment charges were NZ$21m higher as benefits from stress reduction were lower
Other[5]	303	(3%)	Cash earnings 3% lower, largely from a reduction in Treasury income

1. On 10 June 2015, Westpac announced a new organisational structure. Results will be aligned to the new structure in FY16. FY15 results are based on the prior structure. 2 Unaudited preliminary cash earnings. 3 Funds under management for FY14 restated to exclude BTIM. 4 In 1H15 changes were made to derivative valuation methodologies, including the first time adoption of funding valuation adjustment to the fair value of derivatives. The impact of these changes resulted in a $122m (pre-tax) charge reducing non-interest income. 5 Other includes Group Businesses (including Treasury) and Westpac Pacific.

5 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

Capital materially strengthened[1]

Capital developments

- After allowing for the Entitlement Offer and the impact of changes to mortgage RWA (effective 1 July 2016), Westpac's CET1 capital ratio is above the Group's preferred CET1 capital ratio range of 8.75% - 9.25%
- Westpac is seeking to boost capital by $6.0bn in 2015
  - $2.0bn from 1H15 DRP[2] and partial DRP underwrite (complete)
  - $0.5bn from the partial sale of BTIM (complete)
  - $3.5bn from this Entitlement Offer
- The $6.0bn of capital adds around 170bps to CET1 capital ratio
- Increase in mortgage RWA, if applied at 30 September 2015, would add approximately $42bn to RWA and reduce the CET1 capital ratio by approximately 110bps
- Preferred CET1 capital ratio range remains at 8.75% - 9.25%
  - Maintains appropriate buffer above top of CCB[3] (8%)
  - Known changes in regulatory requirements are largely increasing RWA
- Internationally comparable[4] CET1 capital ratio of around 14.1% (pro forma) places Westpac within top quartile of international peers
- DRP for the final 2015 dividend will be satisfied by issuing shares at no discount. DRP will not be underwritten
- No change to dividend approach. Seek to increase dividends per share within the context of a sustainable payout ratio
- Assuming the $3.5bn in capital had been raised on 1 October 2014, then Westpac's pro forma ROE[5] for Full Year 2015 would have been 14.8% and pro forma EPS[5] would have been 239.0 cents. Does not include impact of future DRP participation or changes in margin or profit

CET1 capital ratio (%) (APRA basis)



8.8
0.7
(0.1)
9.4
1.0
(1.1)
9.3
Mar-15
1H15 DRP + DRP partial underwrite
Partial sale of BTIM
Other
Sep-15 estimate
Entitlement Offer
Mortgage RWA
Pro forma[6]

Regulatory capital (%)

	Jun-14	Mar-15	Sep-15 est.	Pro forma[6]
CET1 capital ratio	8.3	8.8	9.4	**9.3**
Additional Tier 1 capital	1.7	1.5	1.9	**1.7**
Tier 1 capital ratio	10.0	10.3	11.3	**11.0**
Tier 2 capital	1.7	1.8	1.9	**1.7**
Total regulatory capital ratio	11.7	12.1	13.2	**12.7**
Internationally comparable CET1 capital ratio	11.7	12.2	13.1	**14.1**

1 Components in the determination of regulatory capital are estimates and may change. Will be finalised in FY15 results on 2 Nov 2015. 2 Dividend reinvestment plan. 3 Capital conservation buffer. 4 The internationally comparable CET1 capital ratio aligns with the APRA study titled "International capital comparison study", of 13 July 2015. 5 On a cash earnings basis. 6 Pro forma reflects the impact of the Entitlement Offer and changes to the calculation of RWA for Australian residential mortgages, if they had been in force on 30 Sep 15.

6 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

Asset quality improved

Key asset quality metrics

- Stressed assets down $1.6bn (15%) to $9.2bn
- Australian mortgage 90+ days delinquencies down 2bps to 0.45%, with a drop in delinquency rates in NSW partially offset by higher rates in other states, particularly WA and SA
- Australian credit card 90+ days delinquencies down 1bp to 81bps
- Auto finance 90+ days delinquencies are higher
- High quality New Zealand consumer portfolio maintained
  - 90+ days mortgage delinquencies down 7bps to 0.14%
  - 90+ days credit card delinquencies down 18bps to 0.48%
- Strong provisions and coverage. Coverage slightly lower consistent with reduction in stress
- Total economic overlay was little changed over the year

Stressed exposures as a % of TCE



Watchlist & substandard
90+ days past due and not impaired
Impaired
0.62
0.13
0.13
0.91
0.15
0.24
2.23
0.29
0.57
2.07
0.46
0.67
1.45
0.41
0.62
1.24
0.35
0.58
0.85
0.31
0.44
0.71
0.26
0.27
0.62
0.26
0.24
0.54
0.25
0.20
Sep 07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Mar-15
Sep-15

Australian 90+ days delinquencies (%)



2.5
2.0
1.5
1.0
0.5
-
Credit cards
Auto finance
Personal loans (ex auto-finance)
Mortgages
1.47
1.00
0.81
0.45
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15

Provisions

	Sep-14	Mar-15	Sep-15
Total provisions ($m)	3,481	3,505	**3,332**
Collectively assessed provisions to performing non-housing loans	129bps	128bps	**123bps**
Impairment provisions to impaired assets	45%	48%	**46%**
Total provisions to gross loans	60bps	58bps	**53bps**

7 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

# A well diversified portfolio across industries

## Exposures at default[1] by sector[2] ($bn)



Finance & insurance[3]
Property[4]
Government admin. & defence
Wholesale & retail trade
Manufacturing
Services
Property & business services
Agriculture, forestry & fishing
Transport & storage
Utilities
Mining
Construction[5]
Accommodation, cafes & restaurants
Other
0
20
40
60
80
100
120
Sep-14
Mar-15
Sep-15

## Mining portfolio

- Westpac's direct exposure to mining (category includes energy and resources sector) 1.5% of TCE at 30 September 2015
- Increase in exposure partly due to reclassification of certain conglomerate customers to mining
- A high quality portfolio
  - Diversified by commodity, customer and region
  - Focused on quality operators with efficient, lower cost operating models
  - Well rated, with <1% of exposures in default
- Underwriting includes sensitivity to movements in commodity prices
- Economic overlay provisions also exist for the sector and were increased over the year

## Mining portfolio by sector at 30 September 2015[1] (%)



48
4
18
10
14
6
Oil and gas
Iron ore
Other metal ore
Coal
Mining services
Other

1 Includes impaired exposures. Estimated September 2015 exposures. 2 All residential mortgages are now reported under the retail lending classification to align with our treatment of other consumer portfolios. 3 Finance and insurance includes banks, non-banks, insurance companies and other firms providing services to the finance and insurance sectors. 4 Property includes both residential and non-residential property investors and developers, and excludes real estate agents. 5 Construction includes building and non-building construction, and industries serving the construction sector.

8 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

# Strong funding and liquidity position

- Liquidity coverage ratio (LCR) is at least 115% as at 30 September 2015
- Hold $136bn of unencumbered liquid assets (includes liquids not qualifying for LCR and some liquids subject to haircut when included in LCR) as at 30 September 2015
- Stable funding ratio 83.8%
  - Customer deposits 59.3% of total funding
  - $31.3bn of term wholesale funding raised in FY15
  - Weighted average term to maturity of 4.9 years[1]
  - More than halved the proportion of short term funding since GFC, including offshore

## FY15 new term issuance composition (%)



By product
24
14
53
2
3
4
Senior unsecured
Covered bond
RMBS
ABS
Subordinated debt
Hybrid
By tenor[1,2]
25
1
4
30
40
0
1 year
2 years
3 years
4 years
5 years
>5 years

## Stable funding ratio (%)



63.8%
83.2%
83.8%
16.5
19.7
3.8
10.2
1.3
4.7
43.8
7.1
9.7
4.9
9.3
1.7
7.1
60.2
6.2
10.0
4.9
10.5
1.7
7.4
59.3
Sep-08
Sep-14
Sep-15
Wholesale Onshore <1yr 3
Wholesale Offshore <1yr 3
Wholesale Onshore >1yr
Wholesale Offshore >1yr
Securitisation
Equity
Customer deposits

1 Excludes RMBS and ABS. 2 Contractual maturity date for hybrids and callable subordinated instruments is the first scheduled conversion date or call date for the purposes of this disclosure. 3 Includes long term wholesale funding with a residual maturity less than 1 year.

9 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP

Appendix 1: Cash earnings policy and adjustments Cash earnings policy • Westpac Group uses a measure of performance referred to as cash earnings to assess financial performance at both a Group and divisional level • This measure has been used in the Australian banking market for over a decade and management believes it is the most effective way to assess performance for the current period against prior periods and to compare performance across divisions and across peer companies • To calculate cash earnings, reported net profit is adjusted for - Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations (both positive and negative) - Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts - Accounting reclassifications between individual line items that do not impact reported results Cash earnings Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS (Australian Accounting Standards). The specific adjustments outlined include both cash and non-cash items. Cash earnings is reported net profit adjusted for material items to ensure they appropriately reflect profits available to ordinary shareholders. All adjustments shown are after tax. Reconciliation between reported profit and cash earnings$m $m Reported net profit 7,561 8,012 Total cash earning adjustments 67 (192) Cash earnings 7,628 7,820 FY14 FY15 10 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Appendix 1: Cash earnings policy and adjustments

Cash earnings adjustment	FY14 $m	FY15 $m	Description
Partial sale of BTIM	0	(665)	During Second Half 2015 the Group recognised a significant gain following the partial sale and deconsolidation of the Group's shareholding in BT Investment Management. This gain has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations
Capitalised technology cost balances	0	354	Following changes to the Group's technology and digital strategy, rapid changes in technology and evolving regulatory requirements a number of accounting changes have been introduced, including moving to an accelerated amortisation methodology for most existing assets with a useful life of greater than three years, writing off the capitalised cost of regulatory program assets where the regulatory requirements have changed and directly expensing more project costs. The expense recognised this year to reduce the carrying value of impacted assets has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations
Amortisation of intangible assets	147	149	The merger with St.George, the acquisition of JOHCM[1] and acquisition of Lloyds resulted in the recognition of identifiable intangible assets. The commencement of equity accounting for BTIM also resulted in the recognition of notional identifiable intangible assets within the investments in associates carrying value. The intangible assets recognised relate to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful lives, ranging between four and twenty years. The amortisation of these intangible assets (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders
Acquisition transaction and integration expenses	51	66	Costs associated with the acquisition of Lloyds have been treated as a cash earnings adjustment as they do not reflect the earnings expected from the acquired businesses following the integration period
Lloyds tax adjustments	0	(64)	Tax adjustments arising from the acquisition of Lloyds have been treated as a cash earnings adjustment as they are not reflective of ongoing operations
Fair value (gain)/loss on economic hedges	(105)	(33)	Unrealised profit/losses on economic hedges: FX hedges on future NZ earnings, FX hedges on fees payable on Government-guaranteed debt, accrual accounted term funding transactions and credit spread movements on certain long term debt issuances are reversed as they may create a material timing difference on reported earnings in the current period, which does not affect cash earnings over the life of the hedge
Ineffective hedges	46	1	The (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group's profits over time
Treasury shares	7	1	Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group's profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income
Buyback of government guaranteed debt	(42)	(1)	The Group has bought back certain Government guaranteed debt issues which reduced the Government guarantee fees (70bps) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result, the cost incurred was recognised at the time of the buyback. In cash earnings, the cost incurred was being amortised over the original term of the debt that was bought back, consistent with a 70bp saving being effectively spread over the remaining life of the issue. The cash earnings adjustment gives effect to the timing difference between reported results and cash earnings
Fair value amortisation of financial instruments	17	0	The unwind of the merger accounting adjustments associated with the fair valuing of St.George retail bank loans, deposits, wholesale funding and associated hedges. Given these are not considered in determining dividends they are treated as cash earnings adjustments
Bell litigation provision	(54)	0	During 2012, the Group recognised additional provisions in respect of the long running Bell litigation. This was treated as a cash earnings adjustment at the time due to its size, historical nature and because it did not reflect ongoing operations. In 2014 the Bell litigation has been settled and the release of provisions no longer required has also been treated as a cash earnings adjustment
Westpac Bicentennial Foundation grant	70	0	During 2014, the Group provided a grant to establish the Westpac Bicentennial Foundation. The grant has been treated as a cash earnings adjustment due to its size and because it does not reflect ongoing operations
Prior period tax provisions	(70)	0	During 2011, the Group raised provisions in respect of certain tax positions for transactions previously undertaken by the Group. A number of these matters have now been resolved, resulting in a release of the provisions which are no longer required. As the provisions raised were treated as a cash earnings adjustment, the release has been treated in a consistent manner
Total	67	(192)	

1 J O Hambro.

11 | Entitlement Offer and Unaudited Preliminary Full Year 2015 Result

Westpac GROUP